Exhibit 99.2

CONTRIBUTION AND VOTING AGREEMENT

CONTRIBUTION AND VOTING AGREEMENT, dated as of September 12, 2006 (this “Agreement”), between (i) Meteor Holding Corporation, a Delaware corporation (“Parent”), on the one hand, and (ii) each of (A) Elliott Associates, L.P., a Delaware limited partnership (“EA”) and (B) Elliott International, L.P., a Cayman Islands limited partnership (“EI”, and together with EA, the “Co-Investors”), on the other hand.  Unless expressly provided otherwise in this Agreement, capitalized terms defined in the Merger Agreement when used in this Agreement shall have the same meanings set forth in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time, the “Merger Agreement”), with Metrologic Instruments, Inc., a New Jersey corporation (the “Company”) and Meteor Merger Corporation, a New Jersey corporation (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and as a wholly owned subsidiary of Parent;

WHEREAS, in connection with the consummation of the Merger, each of the Co-Investors shall become parties to a stockholders’ agreement in the form attached hereto as Exhibit A (the “Stockholders Agreement”);

WHEREAS, in connection with the consummation of the Merger, C. Harry Knowles (the “HK Investor”) and certain other parties have entered into a Contribution and Voting Agreement with Parent dated as of the date hereof (the “HK Agreement”) pursuant to which, among other things, the HK Investor has agreed to contribute shares of Company Common Stock (as defined herein) (the “HK Company Shares”) in exchange for shares of Parent Common Stock (as defined herein) and Parent Junior Preferred Stock (as defined herein) (the “HK Shares”), in accordance with the terms and conditions of the HK Agreement;

WHEREAS, in connection with the execution of the Merger Agreement, Parent has received certain financing commitments and agreements from FP-Metrologic, LLC (the “FP Investor”) with respect to the provision of equity financing to effect the Merger (the “Equity Financing Commitments”);

WHEREAS, in connection with the execution of the Merger Agreement, Parent has received certain financing commitments and agreements from Morgan Stanley Senior Funding, Inc.  (the “Lender”) with respect to the provision of debt financing to effect the Merger (the “Debt Financing Commitments”, and together with the Equity Financing Commitments, the “Financing Commitments”);

WHEREAS, the Co-Investors desire to contribute certain property to Parent as provided herein in exchange for the Co-Investor Shares (as defined herein), and it is intended that the issuance of the Co-Investor Shares in exchange for such property, when taken together with the issuance of the HK Shares in exchange for the HK Company Shares and the FP Investor’ purchase of the FP

Shares, will qualify as tax-free exchanges within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the Merger, the Merger Agreement, the Stockholders Agreement, the Financing Commitments and the transactions contemplated hereby and thereby (collectively, the “Transactions”).

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

I.                                         CONTRIBUTIONS.

1.1                                 Co-Investor Contributions.  At the Contribution Closing (as defined below), upon the terms and subject to the conditions of this Agreement, each of the Co-Investors hereby agrees, severally and not jointly, to transfer, contribute and deliver to Parent the number of shares of Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”) set forth opposite its name on Schedule I hereto (the “Co-Investor Contributions”).  In exchange for the Co-Investor Contributions, Parent hereby agrees to issue at the Contribution Closing to each of the Co-Investors the number of shares of Common Stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and the number of shares of Junior Preferred Stock, par value $0.01 per share, of Parent (“Parent Junior Preferred Stock”) set forth opposite its name on Schedule II hereto (the “Co-Investor Shares”).  The allocation of shares of Parent Common Stock and Parent Junior Preferred Stock to be issued to each Co-Investor in exchange for the Co-Investor Contribution will be in the same relative proportion as the allocation of the shares of Parent Common Stock and Parent Junior Preferred Stock issued to the FP Investor in exchange for funding its Equity Financing Commitments (the “FP Shares”).  The Parent Junior Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the restated certificate of incorporation of Parent in substantially the form attached as Exhibit B hereto (the “Restated Certificate”).

1.2                                 Delivery of Funds and Certificates.  Subject to the satisfaction (or waiver by the parties entitled to the benefit thereof) of the conditions set forth in Section 1.3 of this Agreement, the closing of the transactions contemplated hereby (the “Contribution Closing”) will take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304, or at such other location as the parties may mutually agree, immediately prior to the Closing (as defined in the Merger Agreement).  At the Contribution Closing, Parent will deliver to each of the Co-Investors duly executed certificates, registered in the Co-Investor’s name, representing the Co-Investor Shares being issued to such Co-Investor at the Contribution Closing, against the transfer, contribution and payment to Parent of the Co-Investor Contribution by such Co-Investor (including the delivery of certificates evidencing the applicable number of shares of Company Common Stock with respect to such Co-Investor duly endorsed to Parent or, if not held in certificated form, other evidence of transfer of such Company Common Stock reasonably acceptable to Parent), which shall represent payment in full for such Co-Investor Shares.

1.3                                 Conditions to the Obligations of the Parties Hereunder.  The respective obligations of the Co-Investors to Parent to consummate the transactions contemplated by this Article I of this

Agreement shall be several, and not joint, and shall be subject to and conditioned upon the following: (i) the representations and warranties of Parent set forth in this Agreement being true and correct in all material respects at and as of the Closing as if made at and as of the Closing; (ii) Parent’s compliance in all material respects with its obligations hereunder; (iii) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable law, statute, rule, regulation, judgment or order of any governmental authority of competent jurisdiction; (iv) the filing by Parent of the Restated Certificate (which Restated Certificate shall provide that it is to be effective upon filing); (v) the furnishing of funds by the FP Investor to Parent in satisfaction of its obligations to Parent with respect to the Equity Financing Commitments and the execution by the FP Investor of the Stockholders Agreement; and (vi) the satisfaction or waiver by Parent (in accordance with this Agreement) and/or the Company, as applicable, of all of the conditions to the consummation of the Merger (as set forth in the Merger Agreement); provided that the satisfaction, or waiver by Parent, of the conditions to the consummation of the Merger set forth in Section 7.2(e) or Section 7.2(f) of the Merger Agreement shall not be a condition to the performance by the Co-Investors of their respective obligations to Parent hereunder.  Parent’s agreement with each Co-Investor is a separate agreement, and the issuance of Shares to each Co-Investor in exchange for such Co-Investor’s contribution in accordance with the terms hereof is a separate issuance of Shares.

1.4                                 Termination.  This Agreement shall automatically terminate and the Transactions shall be abandoned if at any time prior to the Contribution Closing the Merger Agreement shall have been terminated, and upon such termination this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent or any of the Co-Investors under this Agreement; provided however, that: (a) any such termination of this Agreement shall not relieve any party from liability for any willful breach of this Agreement; and (b) Section 4.4 (Fees and Expenses), this Section 1.4 (Termination) and Article V (Miscellaneous) of this Agreement shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

II.                                     REPRESENTATIONS AND WARRANTIES.

2.1                                 Representations and Warranties of Parent.  Parent represents and warrants to the Co-Investors as follows:

(a)                                  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder.  The execution and delivery by Parent of this Agreement and the agreements contemplated hereby, the performance by Parent of its obligations hereunder and thereunder, and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, except for the approval of the Restated Certificate.  This Agreement has been duly executed and delivered by Parent and, assuming the due authorizations, executions and deliveries thereof by the other parties hereto, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).  At the Contribution Closing, the Stockholders Agreement will have been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by the other parties thereto, will constitute a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

(b)                                 The execution, delivery and performance by Parent of this Agreement and the Stockholders Agreement and the agreements contemplated hereby and thereby and the consummation by Parent of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any law, rule or regulation applicable to Parent or its properties or assets, (ii) upon obtaining the requisite approval of Parent’s board of directors and stockholders of the Restated Certificate and the effective filing of the Restated Certificate, violate the provisions of the certificate of incorporation or bylaws of Parent, (iii) violate, conflict with or result in any breach, default or contravention of, or the creation of any Lien under, any note, bond, mortgage, contract, agreement, license or other instrument or obligation to which Parent is a party or by which it or any of its assets are bound, except for such violations, conflicts, breaches, defaults, contraventions or Liens, that, individually or in the aggregate, are not reasonably likely to result in a material adverse effect on the ability of Parent to consummate the Transactions, or (iv) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to Parent or their properties or assets.

(c)                                  No consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with any third party (including, without limitation, governmental and quasi-governmental agencies, authorities and instrumentalities of competent jurisdiction) by Parent in order (i) for each of this Agreement and the Stockholders Agreement to constitute a legal, valid and binding obligation of Parent or (ii) to authorize or permit the consummation by Parent of the issuance of the Co-Investor Shares, except (A) to the extent required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any similar applicable competition or antitrust laws, (B) the filing of the Restated Certificate with the Secretary of State of the State of Delaware and (C) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the issuance of the Co-Investor Shares.

(d)                                 As of the date hereof, the authorized capital stock of Parent consists of 1,000 shares of Parent Common Stock.  As of the date hereof, one (1) share of Parent Common Stock is issued and outstanding and held of record by the FP Investor.  There are no options, warrants or other rights to purchase capital stock of Parent, or securities convertible into or exercisable or exchangeable for capital stock of Parent, except pursuant to this Agreement, the HK Agreement and agreements to be entered into between Parent and the FP Investor to effect the Equity Financing Commitments.  Parent has delivered to the Co-Investors true and complete copies of its charter and bylaws as in effect on the date hereof.

(e)                                  The Co-Investor Shares, when issued and delivered in accordance with the terms hereof and upon receipt of payment required to be made hereunder, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any mortgage, pledge, security interest, claim, encumbrance, lien or charge of any kind, excluding restrictions under applicable securities laws (each, a “Lien”), except as may be otherwise set forth in the Stockholders Agreement.

(f)                                    Parent was organized solely for the purpose of effecting the Transactions and as of the Contribution Closing will have engaged in no activity other than in connection with the Transactions.

(g)                                 Assuming (A) the Co-Investors satisfy their obligations with respect to the Co-Investor Contributions, (B) the HK Investor satisfy his obligations with respect to contributing the HK Company Shares in accordance with the HK Agreement (the “HK Contributions”) and (C) the FP Investor fund its obligations pursuant to the Equity Financing Commitments, in each case at or prior to the Contribution Closing, (i) the FP Investor, the HK Investor and the Co-Investors, when taken together, shall hold at least 80% of the voting stock of Parent and at least 80% of each class of nonvoting stock, if any, at the time of the Contribution Closing, and (ii) the Co-Investor Contributions, HK Contributions, the equity financing provided by the FP Investor, and the debt financing provided by the Lender, together with cash and fully liquid cash equivalents on the Company’s balance sheet as of the Closing, will be sufficient to pay the Merger Consideration (as defined in the Merger Agreement) and all expenses of Parent, the FP Investor, the HK Investor and the Co-Investors.

(h)                                 Parent has no current plan or intention to reacquire any of the FP Shares, the HK Shares or the Co-Investor Shares.  Parent will not cause any action to be taken or fail to take any action that is reasonably likely to prevent the stock issuances to the Co-Investors and the HK Investor contemplated by this Agreement from qualifying as tax-free exchanges under Section 351 of the Code; provided, however, that Parent shall not be prohibited from taking any action that is permitted by this Agreement or any other agreement referenced herein.

(i)                                     Parent (i) is an “accredited investor” within the definition of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act, (ii) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that he is able to fend for itself, can bear the economic risk of its investment in the Company, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Subject Shares and can afford a complete loss of its investment, (iii) understands that no public market will exist for the Subject Shares and there is no assurance that a pubic market will ever exist for the Subject Shares and (iv) understands that the Subject Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Subject Shares or an available exemption from registration under the Securities Act, the Subject Shares must be held indefinitely.

2.2                                 Representations and Warranties of the Co-Investors.  Each of the Co-Investors represents and warrants, severally and not jointly, to Parent that:

(a)                                  The execution and delivery by such Co-Investor of this Agreement and the Stockholders Agreement and the documents contemplated hereby and thereby, the performances by such Co-Investor of its obligations hereunder and thereunder and the consummations by such Co-Investor of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Co-Investor.  This Agreement has been duly executed and delivered by such Co-Investor and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes a legal, valid and binding obligation of such Co-Investor, enforceable against such Co-Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).  At the Contribution Closing, the Stockholders Agreement will have been duly executed and delivered by such Co-Investor and, assuming the due authorization, execution and delivery thereof by the other parties thereto, will constitute a legal, valid and binding obligation of such Co-Investor, enforceable against such Co-Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

(b)                                 The execution, delivery and performance by such Co-Investor of this Agreement and the Stockholders Agreement and the agreements contemplated hereby and thereby and the consummation by such Co-Investor of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the passage of time or both, (i) subject to the receipt of any required antitrust approvals, violate in any material respect the provisions of any law, rule or regulation applicable to such Co-Investor or its properties or assets, (ii) violate the provisions of the constituent organizational documents or other governing instruments applicable to such Co-Investor, as amended to date, (iii) violate, conflict with or result in any breach, default or contravention of, or the creation of any Lien under, any note, bond, mortgage, contract, agreement, license or other instrument or obligation to which such Co-Investor is a party or by which it or any of its assets are bound, except for such violations, conflicts, breaches, defaults, contraventions or Liens, that, individually or in the aggregate, are not reasonably likely to result in a material adverse effect on the ability of such Co-Investor to consummate the Transactions, or (iv) violate in any material respect any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to such Co-Investor or its properties or assets.

(c)                                  Such Co-Investor (i) is an “accredited investor” within the definition of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act, (ii) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that it is able to fend for itself, can bear the economic risk of such Co-Investor’s investment in Parent, and has such knowledge and experience in financial and business matters that such Co-Investor is capable of evaluating the merits and risks of the investment in the Co-Investor Shares and can afford a complete loss of its investment, (iii) has not been organized for the purpose of acquiring the Co-Investor Shares,

(iv) understands that no public market now exists for the Co-Investor Shares and there is no assurance that a pubic market will ever exist for the Co-Investor Shares and (v) understands that the Co-Investor Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Co-Investor Shares or an available exemption from registration under the Securities Act, the Co-Investor Shares must be held indefinitely.

(d)                                 Such Co-Investor’s total beneficial ownership of shares of outstanding Company Common Stock as of the date hereof is accurately set forth opposite such Co-Investor’s name on Schedule III hereto, and each of such shares representing Co-Investor Contributions when transferred and delivered to Parent, upon the terms and subject to the conditions set forth herein, will be free and clear of all Liens.

(e)                                  Such Co-Investor (i) has no binding commitment to dispose of any of the Co-Investor Shares; (ii) has not engaged in any discussions with third parties concerning the potential sale of the Co-Investor Shares; and (iii) will not intentionally cause any action to be taken that is reasonably likely to prevent the transactions contemplated by this Agreement from qualifying as a tax-free exchange under Section 351 of the Code.

(f)                                    No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of such Co-Investor or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions.

III.                                 VOTING AND EXCLUSIVITY.

3.1                                 Voting; Proxy.

(a)                                  Each of the Co-Investors agrees to vote or consent (or cause to be voted or consented), in person or by proxy, all shares of Company Common Stock beneficially owned or held of record by such Co-Investor or to which such Co-Investor has, directly or indirectly, the right to vote or direct the voting (the “Subject Shares”) in favor of the Merger Agreement, the Merger and the other Transactions and any other matter required to effect the Transactions (including one or more adjournments if necessary to solicit additional proxies if there are insufficient votes at the time of any meeting held to approve the Merger Agreement) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company called to consider such matters; and in the event the approval of such matters is sought through an action by written consent of the stockholders in lieu of a meeting, to timely execute and deliver such written consent in favor of such matters.

(b)                                 Each of the Co-Investors agrees to vote or consent (or cause to be voted or consented), in person or by proxy, all Subject Shares (i) against any Acquisition Proposal or any agreement or transaction with respect to any Acquisition Proposal and (ii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries (as defined in the Merger Agreement), which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the

Merger, the Merger Agreement or any of the other Transactions or change in any manner the voting rights of Company Common Stock, in each case at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company called to consider such matters; and in the event the approval of such matters is sought through an action by written consent of the stockholders in lieu of a meeting, to not consent to such action.

(c)                                  In order to effectuate the parties’ intent under Section 3.1(a) and Section 3.1(b), each Co-Investor hereby grants to Dipanjan Deb, David ibnAle and Andrew Kowal, with full power of substitution and resubstitution, an irrevocable proxy, which proxy is coupled with an interest, to exercise all voting, consent and similar rights of the Co-Investor with respect to the Subject Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting: (i) in favor of the Merger Agreement, the Merger and the other Transactions and any other matter required to effect the Transactions (including in favor of one or more adjournments if necessary to solicit additional proxies if there are insufficient votes at the time of any meeting held to approve the Merger Agreement); (ii) against any Acquisition Proposal or any agreement or transaction with respect to any Acquisition Proposal; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other Transactions or change in any manner the voting rights of Company Common Stock.

3.2                                 Transfer.  Except for the Co-Investor Contributions to Parent, the proxy granted pursuant to Section 3.1(c), and the transfer of the Subject Shares pursuant to the Merger Agreement, each Co-Investor agrees not to, directly or indirectly, sell, transfer, pledge, hypothecate, distribute or otherwise dispose of any Subject Shares or grant any proxies, deposit any Subject Shares into any voting trust, or enter into any voting agreement, with respect to such Subject Shares, provided, however, that a Co-Investor may transfer or assign Subject Shares to a Permitted Transferee (as such term is defined in the Stockholders Agreement with respect to the Co-Investors) so long as (i) Parent is given written notice prior to said transfer or assignment, stating the name and address of the Permitted Transferee and specifying the number of Subject Shares that are intended to be transferred or assigned and (ii) the Permitted Transferee assumes in writing the obligations of the transferring Co-Investor under this Agreement.

3.3                                 Exclusivity.  Each Co-Investor shall not, and it shall cause each of its Subsidiaries, Affiliates (except the Company) and its and their respective Representatives acting on their behalf to not, directly or indirectly, (i) solicit, initiate, encourage, or induce the making, submission or announcement of, any inquiry, proposal or offer with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any Person (other than to its Representatives or to Parent or any designees of Parent) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than to its Representatives or to Parent or any designees of Parent), or take any other action intended to assist or facilitate any inquiries or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding, agreement in principle or Contract (as defined in the Merger Agreement) contemplating or otherwise relating to an Acquisition Proposal.  Each Co-Investor shall, and shall cause each of its Subsidiaries and its and their respective Representatives acting on its behalf to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal.

3.4                                 Certain Definitions.  For purposes of this Agreement, the following terms will have the following meanings:

“Acquisition Proposal” means any proposal or offer (i) relating to a merger, reorganization, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, recapitalization, liquidation, dissolution, joint venture, share exchange or other business combination involving the Company or any of its Subsidiaries, (ii) for the issuance by the Company of 20% or more of its total outstanding voting securities or (iii) to acquire in any manner, directly or indirectly, 20% or more of the capital stock or assets of the Company or any of its Subsidiaries, in each case other than the Merger and the other Transactions.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity (as defined in the Merger Agreement).

“Representative” means, with respect to any Person, its directors, officers or other employees, Affiliates, or any investment banker, attorney, accountant or other advisor or representative retained by such Person.

“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or (C) a general or managing partnership interest in such entity.

IV.                                 OTHER COVENANTS.

4.1                                 Merger Agreement.  The parties hereto acknowledge and agree that Parent will have sole discretion with respect to (a) determining whether the conditions set forth in the Merger Agreement have been satisfied by the appropriate parties thereto and/or whether to waive any of such conditions pursuant to the terms of the Merger Agreement, and (b) the manner and timing of Parent’s compliance with the covenants applicable to Parent under the Merger Agreement.

4.2                                 Amendment of Certificate of Incorporation of Parent.  At or prior to the Contribution Closing, Parent agrees to cause its certificate of incorporation to be amended and restated to read as set forth in the Restated Certificate and to file the Restated Certificate with the Secretary of State of the State of Delaware.

4.3                                 Financing Documents.  The parties hereto acknowledge and agree that Parent will have sole discretion with respect to the negotiation of definitive debt financing documents with the Lender (or any other debt financing sources) and any supporting lenders based upon the Debt Financing Commitments.

4.4                                 Fees and Expenses.

(a)                                  Subject to Section 4.4(b), the Expenses incurred by each party hereto will be borne by the party incurring such Expenses.

(b)                                 Parent shall reimburse each Co-Investor for its reasonable out-of-pocket Expenses; provided, however, that Parent shall have no obligation under this Section 4.4(b) to a Co-Investor in the event the Co-Investor fails to make the Co-Investor Contribution at the Contribution Closing if such Co-Investor Contribution is required to be made by the terms hereof.

(c)                                  For purposes of this Agreement, “Expenses” shall mean, with respect to a party, the fees and expenses incurred by that party in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, the Restated Certificate, the Stockholders Agreement, any related agreements and the transactions contemplated hereby and thereby (including the fees and expenses of counsel, accountants, investment bankers, financing sources and consultants).

4.5                                 Agreement to Cooperate; Further Assurances.  Subject to the terms and conditions of this Agreement, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy its obligations hereunder.

4.6                                 Notification of Certain Matters.  Each Co-Investor shall give prompt notice to Parent, and Parent shall give prompt notice to each Co-Investor, as the case may be, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such Co-Investor or Parent, as the case may be, contained in this Agreement to be untrue or inaccurate at or prior to the Contribution Closing and (b) any failure of Parent or such Co-Investor, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.6 shall not limit or otherwise affect any remedies available to the party receiving such notice.  No disclosure by any party pursuant to this Section 4.6 shall prevent or cure any misrepresentations, breach of warranty or breach of covenant.

4.7                                 Public Statements.  Before any of the Co-Investors shall release any statements concerning this Agreement, the Merger Agreement, the Stockholders Agreement, the Financing Commitments, the Transactions or any of the matters contemplated hereby and thereby which is intended for or may result in public dissemination thereof, such Co-Investor shall cooperate with the other parties hereto and provide the other parties the reasonable opportunity to review and comment upon any such statements and, unless otherwise required by law, shall not release or permit release of any such information without the consent of the other parties, which shall not be unreasonably withheld.

4.8                                 Execution of Stockholders’ Agreement.  At the Contribution Closing, each of the Co-Investors shall execute and deliver to the other parties thereto the Stockholders Agreement.

4.9                                 Tax Matters. Parent and each of the Co-Investors agree to report the transactions contemplated by this Agreement in a manner consistent with the intent of the parties hereto that such transactions qualify as a tax-free exchange within the meaning of Section 351 of the Code, and each such party agrees that it will not take a position inconsistent therewith.  Parent and each of the Co-Investors hereby agrees to timely file the information required by Treas. Reg. Section 1.351-3 with its income tax return for the year in which the transactions contemplated by this Agreement occur and to comply with the record keeping requirements of Treas. Reg. Section 1.351-3.

4.10                           Senior Preferred Stock.  Parent agrees that it will not issue any shares of its Senior Preferred Stock, par value $0.01 per share, to be authorized in the Restated Certificate, unless the Company fails to consummate the transaction contemplated by Section 5.1(e) of the Company Disclosure Letter in accordance with the terms of the Merger Agreement prior to the Contribution Closing.

V.                                     MISCELLANEOUS.

5.1                                 Notices.  All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Parent and the Co-Investors, or to such other address as may be hereafter notified by the parties hereto:

(a)                                  if to Parent or Merger Sub, to it at the following address:

Meteor Holding Corporation
c/o Francisco Partners
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025

Attn:	Dipanjan Deb
Ann Savellano
Telecopy: 650-233-2999

with a copy to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

Attn:	Larry W. Sonsini
John A. Fore
Robert T. Ishii
Telecopy: 650-493-6811

(b)                                 If to a Co-Investor, to it at its address set forth in the Stockholders Agreement.

5.2                                 Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.  Each of the parties to this Agreement (a) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by applicable law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.1 hereof is reasonably calculated to give actual notice.

5.3                                 Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.4                                 Successors.  All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors.

5.5                                 Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that notwithstanding the foregoing, Parent may assign its rights and obligations hereunder to any Affiliate without the prior written consent of the other parties hereto; provided further that (a) no such assignment shall relieve Parent of its obligations hereunder, and (b) any such assignment shall be economically neutral to the Co-Investors. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

5.6                                 Counterparts.  This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.7                                 Interpretation.  The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

5.8                                 Survival.  The representations and warranties contained herein will survive the Contribution Closing.

5.9                                 Amendments and Waivers.  No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Parent and each of the Co-Investors.  Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement.  Any waiver must be in writing and signed by the Party charged therewith.

5.10                           Integration.  This Agreement, the Merger Agreement, the Stockholders Agreement, the letter agreement between Parent and EA of even date herewith regarding sharing of certain fees, and the documents referred to herein and therein or delivered pursuant hereto or thereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof.  There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter.  There are no third party beneficiaries having rights under or with respect to this Agreement.

5.11                           Severability.  The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

5.12                           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

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IN WITNESS WHEREOF, Parent and the Co-Investors have executed this Agreement as of the day and year first above written.

METEOR HOLDING CORPORATION

By:	/s/ David T. ibnAle
Name: David T. ibnAle
Title: Vice President and Treasurer

ELLIOTT ASSOCIATES, L.P.

By:	ELLIOTT CAPITAL ADVISORS, L.P.
its General Partner

By:	BRAXTON ASSOCIATES, INC.
its General Partner

By	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	ELLIOTT INTERNATIONAL CAPITAL
ADVISORS INC. as Attorney-in-Fact

By	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

Schedule I

Co-Investor Contributions

Co-Investor	Co-Investor Contribution (shares of Company Common Stock)
Elliott Associates, L.P.	681,553
Elliott International, L.P.	1,022,332

Schedule II

Co-Investor Shares

Co-Investor	Shares of Parent Common Stock	Shares of Parent Junior Preferred Stock
Elliott Associates, L.P.	5,043,492	11,348
Elliott International, L.P.	7,565,257	17,022

Schedule III

Co-Investor Beneficial Ownership

Co-Investor	Beneficial Ownership (Shares of Company Common Stock)
Elliott Associates, L.P.	681,553
Elliott International, L.P.	1,022,332